

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board Of Directors,
2MDOPINION, Inc.,
C/O IPS Services
7777 Davie Rd Ext
Hollywood, FL 33024

We have reviewed the accompanying financial statements of 2MDOPINION, Inc., which comprise the Balance sheet as of December 31,2025, the related Income statement, cash flow statement and statement of changes in Equity for the year ending December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Joseph Reeve*

Joseph Reeve CPA
New York, NY
March 24, 2026

## As of 31 December 2025

"unaudited"

| | 31 Dec 25 |
|---|---|
| ASSETS | |
| Current Assets | |
| Chequing/Savings | |
| 1001-Bank of America | 17,731.31 |
| Total Chequing/Savings | 17,731.31 |
| Other Current Assets | |
| Due from Amr Bannis | 14,900.00 |
| Total Other Current Assets | 14,900.00 |
| Total Current Assets | 32,631.31 |
| TOTAL ASSETS | **32,631.31** |
| LIABILITIES & EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable - USD | 59,306.44 |
| Total Accounts Payable | 59,306.44 |
| Total Current Liabilities | 59,306.44 |
| Total Liabilities | 59,306.44 |
| Equity | |
| Retained Earnings | (15,845.61) |
| Share Holder's Contributions | |
| Additional paid in Capital Amr | 14,900.00 |
| Amr Bannis | 20,100.00 |
| NTG Clarity | 15,000.00 |
| Total Share Holder's Contributions | 50,000.00 |
| Shares Issued-C/o.Netcapital | 1,300.00 |
| Net Income | (62,129.52) |
| Total Equity | (26,675.13) |
| TOTAL LIABILITIES & EQUITY | **32,631.31** |

## Income statement
## For the year ending 31st Dec 2025
"unaudited"

|  | Jan - Dec 25 |
|---|---|
| **Ordinary Income/Expense** | |
| **Expense** | |
| **7001-Consulting Services** | 57,720.14 |
| **7002-Accounting fees** | 2,250.00 |
| **7003-Bank Charges** | 95.55 |
| **7004-Marketing Expenses** | 670.00 |
| **7005-Internet Exps** | 73.83 |
| **7006-Trademark** | 1,320.00 |
| **Total Expense** | 62,129.52 |
| **Net Ordinary Income** | (62,129.52) |
| **Net Income** | **(62,129.52)** |

## January through December 2025

"unaudited"

| | Jan - Dec 25 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | (62,129.52) |
| Adjustments to reconcile Net Income | |
| to net cash provided by operations: | |
| Due from Amr Bannis | (14,900.00) |
| Accounts Payable - USD | 48,493.94 |
| Net cash provided by Operating Activities | (28,535.58) |
| FINANCING ACTIVITIES | |
| Share Holder's Contributions:Additional paid in Capital Amr | 14,900.00 |
| Share Holder's Contributions:NTG Clarity | 15,000.00 |
| Shares Issued-C/o.Netcapital | 1,300.00 |
| Net cash provided by Financing Activities | 31,200.00 |
| Net cash increase for period | 2,664.42 |
| Cash at beginning of period | 15,066.89 |
| Cash at end of period | **17,731.31** |

**2MDOpinion Inc.**
**Statements of Changes in Shareholders' Equity**
**From January 1, 2024 to December 31, 2025**
**(Unaudited)**

| | Common Stock | | | Additional Paid in Capital | | Accumulated Deficit | | Total Shareholders' Equity | |
|---|---|---|---|---|---|---|---|---|---|
| | Outstanding | Issued | Amount | | | | | | |
| **Balance, January 1, 2024** | 7,000,000 | 650 | $ 1,300 | $ | - | $ | (1,487.50) | $ | (188) |
| | | | | | | | | | |
| Current year addition | | | | 18,800 | | | | $ | 18,800 |
| Net income (loss) | - | - | - | | | (14,358) | | | (14,358) |
| **Balance, December 31, 2024** | 7,000,000 | 650 | 1,300 | 18,800 | | (15,846) | | | **4,254** |
| | | | | | | | | | |
| Current year addition | | | | 31,200 | | | | | 31200 |
| Net income (loss) | - | - | - | - | | (62,130) | | | (62,130) |
| **Balance, December 31, 2025** | 7,000,000 | 650 | $ 1,300 | $ | 50,000 | $ | (77,975) | $ | **(26,675)** |

# Notes to accounts:

## 1. Nature of Operations

2MDOpinion, Inc. (the "Company") was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery.

## 2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

## 3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

## 4. Revenue Recognition

Revenue is recognized in accordance with the provisions of Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Company would earn revenue through its platform by providing access to medical specialists and other related services. Revenue is recognized when control of the promised services is transferred to the customer, which occurs upon completion of the medical second opinion service. The company is in the pre-revenue start-up phase and hence no revenue booked for the year ending December 31st, 2025.

## 5. Income Taxes

The Company accounts for income taxes in accordance with cash basis of accounting having its year end as Dec 31 each year.

## 6. Issued stock
The Company has not issued stocks in 2025.



**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

Board Of Directors,
2MDOPINION, Inc.,
C/O IPS Services
7777 Davie Rd Ext
Hollywood, FL 33024

We have reviewed the accompanying financial statements of 2MDOPINION, Inc., which comprise the Balance sheet as of December 31,2024, the related Income statement, cash flow statement and statement of changes in Equity for the year ending December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Signed by:

*Joey Reeve*

6B5DD3D9E11748C...

Joseph Reeve CPA
New York, NY
February 19, 2025

| 2MD OPINION, INC. |
|---|
| **Balance Sheet as of Dec 31, 2024** |

**ASSETS**

| | |
|---|---:|
| **Current Assets** | |
| **Chequing/Savings** | |
| **1001-Bank of America** | 15,066.89 |
| **Total Chequing/Savings** | 15,066.89 |
| **Total Current Assets** | 15,066.89 |
| **TOTAL ASSETS** | **15,066.89** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **Accounts Payable - USD** | 10,812.50 |
| **Total Accounts Payable** | 10,812.50 |
| **Total Current Liabilities** | 10,812.50 |
| **Total Liabilities** | 10,812.50 |
| **Equity** | |
| **Retained Earnings** | (1,487.50) |
| **Share Capital** | 20,100.00 |
| **Net Income** | (14,358.11) |
| **Total Equity** | 4,254.39 |
| **TOTAL LIABILITIES & EQUITY** | **15,066.89** |

| 2MD OPINION, INC. | |
|---|---|
| **Income statement for the year ending December 31, 2024** | |

**Ordinary Income/Expense**

    Expense

| | |
|---|---|
| 7001-Consulting Services | 12325 |
| 7002-Accounting fees | 2000 |
| 7003-Bank Charges | 33.11 |
| **Total Expense** | **14358.11** |
| **Net Ordinary Income** | **-14358.1** |
| **Net Income** | **-14358.1** |


**2MDOPINION, INC.**
**Statement of Cash Flows**
**January through December 2024**


"Unaudited"

|  | Jan - Dec 24 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| **Net Income** | -14,358.11 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| **Accounts Payable - USD** | 9,325.00 |
| **Loan from Share Holder Ac** | 15,000.00 |
| **Net cash provided by Operating Activities** | 9,966.89 |
| **FINANCING ACTIVITIES** | |
| **Share Capital** | 5,100.00 |
| **Net cash provided by Financing Activities** | 5,100.00 |
| **Net cash increase for period** | 15,066.89 |
| **Cash at end of period** | **15,066.89** |

4:12 PM

2025-02-11

**Accrual Basis**

# 2MDOPINION, INC.
# Transactions by Account
### As of 31 December 2024

"Unaudited"

| Type | Date | Num | Name | Memo | Clr | Split | Amount | Balance |
|------|------|-----|------|------|-----|-------|--------|---------|
| **Share Capital** | | | | | | | | 15,000.00 |
| General Journal | 2024-12-31 | 22 | | Loan ac trf as Capital for Amr Bannis | | 2310-Share Holder Ac | 5,100.00 | 20,100.00 |
| **Total Share Capital** | | | | | | | 5,100.00 | 20,100.00 |
| **TOTAL** | | | | | | | 5,100.00 | 20,100.00 |

## Notes to accounts:

### 1. Nature of Operations

2MDOpinion, Inc. (the "Company") was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery.

### 2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

### 3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### 4. Revenue Recognition

Revenue is recognized in accordance with the provisions of Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Company would earn revenue through its platform by providing access to medical specialists and other related services. Revenue is recognized when control of the promised services is transferred to the customer, which occurs upon completion of the medical second opinion service. The company is in the pre-revenue start-up phase and hence no revenue booked for the year ending December 31st, 2024.

### 5. Income Taxes

The Company accounts for income taxes in accordance with cash basis of accounting having its year end as Dec 31 each year.